Exhibit 99.1

Materialise Reports Second Quarter 2019 Results

LEUVEN, Belgium—(BUSINESS WIRE)— August 6, 2019 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2019.

Highlights – Second Quarter 2019

●	Total revenue increased 7.4% to 48,404 kEUR for the second quarter of 2019 from 45,076 kEUR for the second quarter of 2018.
●	Total deferred revenue from annual software sales and maintenance contracts increased by 2,218 kEUR to 24,824 kEUR from 22,606 kEUR at the end of 2018.
●	Adjusted EBITDA amounted to 5,059 kEUR for the second quarter of 2019, or an Adjusted EBITDA margin of 10.5%.
●	Net loss for the second quarter of 2019 was (297) kEUR, or (0.01) EUR per diluted share, compared to 369 kEUR, or 0.01 EUR per diluted share, for the same period last year.

Executive Chairman Peter Leys commented, “In spite of a macro-economic environment that continues to be challenging, Materialise reported another quarter of top-line growth. This was mainly driven by Materialise Medical, which continued to perform strongly with solid revenue growth and EBITDA performance, and also by Materialise Manufacturing, which realized a double-digit EBITDA margin and grew its revenues for the third consecutive quarter. This quarter, the contribution by Materialise Software to our revenue growth and Adjusted EBITDA margin was below our expectations as a number of sales were pushed out to the second half of the year. Our outlook for 2019 remains within our previous guidance range, with our results now including expected contributions from our August acquisition of a 75% stake in Engimplan. This investment, which will enable us to introduce the benefits of Materialise’s patient-specific 3D printing implants and expertise to the fast-growing Brazil market, is part of our strategy to accelerate our growing presence in the additive manufacturing ecosystem through carefully selected acquisitions and partnerships.”

Second Quarter 2019 Results

Total revenue for the second quarter of 2019 increased 7.4% to 48,404 kEUR compared to 45,076 kEUR for the second quarter of 2018. Adjusted EBITDA decreased to 5,059 kEUR from 5,219 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the second quarter of 2019 was 10.5% compared to 11.6% in the second quarter of 2018.

Revenue from our Materialise Software segment increased 2.1% to 9,320 kEUR for the second quarter of 2019 from 9,131 kEUR for the same quarter last year. Segment EBITDA decreased to 2,055 kEUR from 2,859 kEUR while the segment EBITDA margin was 22.1% compared to 31.3% in the prior-year period.

Revenue from our Materialise Medical segment increased 17.3% to 14,546 kEUR for the second quarter of 2019 compared to 12,400 kEUR for the same period in 2018. Compared to the same quarter in 2018, revenues from medical devices and services grew 12.8%, and revenues from our medical software grew 28.0%. Segment EBITDA was 2,738 kEUR compared to 2,124 kEUR while the segment EBITDA margin increased from 17.1% to 18.8% for the second quarter of 2019.

Revenue from our Materialise Manufacturing segment increased 5.0% to 24,550 kEUR for the second quarter of 2019 from 23,387 kEUR for the second quarter of 2018. Segment EBITDA increased to 2,835 kEUR from 2,264 kEUR while the segment EBITDA margin increased to 11.5% from 9.7% for the second quarter of 2018.

Gross profit was 26,527 kEUR, or 54.8% of total revenue, for the second quarter of 2019 compared to 24,788 kEUR, or 55.0% of total revenue, for the second quarter of 2018.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 8.4% to 27,861 kEUR for the second quarter of 2019 from 25,699 kEUR for the second quarter of 2018.

Net other operating income decreased to 1,370 kEUR from 1,840 kEUR for the second quarter of 2018.

Operating result decreased to 36 kEUR from 928 kEUR for the same period in the prior year.

Net financial result was (190) kEUR compared to (376) kEUR for the prior-year period. The share in loss of joint venture amounted to (82) kEUR compared to (141) kEUR for the same period last year.

The second quarter of 2019 contained income tax expenses of (61) kEUR, compared to (42) kEUR in the second quarter of 2018.

As a result of the above, net loss for the second quarter of 2019 was (297) kEUR, compared to 369 kEUR for the same period in 2018. Total comprehensive income for the second quarter of 2019, which includes exchange differences on translation of foreign operations, was (727) kEUR compared to a gain of 422 kEUR for the same period in 2018.

At June 30, 2019, we had cash and equivalents of 108,865 kEUR compared to 115,506 kEUR at December 31, 2018. Gross debt amounted to 107,698

kEUR (including 5,050 kEUR lease liabilities from the new accounting standard IFRS 16), as compared to 106,037 kEUR at December 31, 2018. Cash flow from operating activities for the second quarter of 2019 was 4,759 kEUR compared to 4,831 kEUR for the same period in 2018. Total capital expenditures for the quarter amounted to 3,052 kEUR. This amount includes 366 kEUR of capitalized R&D expenditures from medical programs.

Net shareholders’ equity at June 30, 2019 was 135,781 kEUR compared to 135,989 kEUR at December 31, 2018.

Note on Comparability

As a result of the implementation of the new accounting standard IFRS 16, we have recognized additional lease assets and liabilities in the amount of 4,998 kEUR at January 1, 2019. At the end of the second quarter of 2019, the total commitment of lease assets and liabilities amounted to 5,050 kEUR. Our Adjusted EBITDA for the second quarter of 2019 was affected positively by the new standard as a result of the rental payments decrease of 644 kEUR; however, our operating profit was impacted by only 52 kEUR as depreciation expenses increased by 593 kEUR.

Subsequent Events

On July 31, 2019 Materialise agreed to acquire a controlling stake in Engimplan Holdings Ltda., a Brazil-based manufacturer of orthopedic and cranio-maxillofacial (CMF) implants and instruments. The expertise and in-house infrastructure of Engimplan are complementary to our existing medical devices business and will position us to expand our market position in Brazil while further building on the existing business of Engimplan. Materialise will acquire a mix of existing and new shares bringing its total shareholding to 75%, with the founding shareholders retaining the remaining 25%. All shares will be fully paid for in cash at the closing, which is expected to take place during the week of August 5, 2019 .

On July 1, 2019, we drew the second tranche of 25,000 kEUR from our 35,000 kEUR credit facility with the European Investment Bank. This tranche has an interest rate of 2.719% and principal repayment dates between 2022 and 2027.

2019 Guidance

The Company’s outlook for fiscal 2019 remains within our previous guidance range, and management continues to expect to report consolidated revenue between 196,000 - 204,000 kEUR, Adjusted EBITDA between 29,000 - 33,000 kEUR, and an increase in deferred revenue generated from annual licenses and maintenance of between 2,000 - 4,000 kEUR as compared to 2018. We expect a stronger financial performance during the second half of 2019, in part because of the expected revenue and EBITDA contribution from our pending acquisition of a 75% stake in Engimplan. We do expect Adjusted EBITDA for 2019 to be closer to the lower end of the range.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1380, the reference rate of the European Central Bank on June 30, 2019.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2019 on Tuesday, August 6, 2019, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

●	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #6466129.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates nearly 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2019 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, the timing, benefits and impact on our fiscal 2019 results of the Engimplan investment, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2019), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€
Revenue	55,084	48,404	45,076	95,519	88,975
Cost of sales	(24,896)	(21,877)	(20,288)	(43,413)	(40,232)
Gross profit	30,188	26,527	24,788	52,106	48,743
Gross profit as % of revenue	54,8%	54,8%	55,0%	54,6%	54.8%
Research and development expenses	(6,941)	(6,100)	(5,831)	(11,786)	(11,446)
Sales and marketing expenses	(14,991)	(13,173)	(11,843)	(25,252)	(22,441)
General and administrative expenses	(9,773)	(8,588)	(8,026)	(16,184)	(15,187)
Net other operating income (expenses)	1,559	1,370	1,840	2,627	2,390
Operating (loss) profit	40	36	928	1,511	2,059
Financial expenses	(356)	(313)	(404)	(1,509)	(2,516)
Financial income	140	123	29	728	1,431
Share in loss of joint venture	(93)	(82)	(141)	(205)	(244)
(Loss) profit before taxes	(268)	(236)	411	524	729
Income taxes	(69)	(61)	(42)	(1,126)	(543)
Net (loss) profit for the period	(338)	(297)	369	(601)	186
Net (loss) profit attributable to:
The owners of the parent	(338)	(297)	369	(601)	186
Non-controlling interest	–	–	–	–	–
Earnings per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.01	(0.01)	0.00
Diluted	(0.01)	(0.01)	0.01	(0.01)	0.00
Weighted average basic shares outstanding	52,891	52,891	47,428	52,891	47,428
Weighted average diluted shares outstanding	52,891	52,891	47,428	52,891	47,428

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€
Net profit (loss) for the period	(338)	(297)	369	(602)	186
Other comprehensive income
Exchange difference on translation of foreign operations	(489)	(430)	53	157	(42)
Other comprehensive income (loss), net of taxes	(489)	(430)	53	157	(42)
Total comprehensive income (loss) for the year, net of taxes	(827)	(727)	422	(445)	144
Total comprehensive income (loss) attributable to:
The owners of the parent	(827)	(727)	422	(445)	144
Non-controlling interest	–	–	–	–	–

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000	2019	2018
	€	€
Assets

Non-current assets
Goodwill	17,491	17,491
Intangible assets	25,828	26,326
Property, plant & equipment	97,159	92,537
Investments in joint ventures
Deferred tax assets	260	315
Other non-current assets	10,080	7,237
Total non-current assets	150,819	143,906

Current assets
Inventories	10,031	9,986
Trade receivables	40,073	36,891
Other current assets	7,746	6,936
Cash and cash equivalents	108,865	115,506
Total current assets	166,715	169,319
Total assets	317,534	313,225

	As of June 30,	As of December 31,
In 000	2019	2018
	€	€
Equity and liabilities
Equity
Share capital	3,050	3,050
Share premium	136,869	136,637
Consolidated reserves	(2,447)	(1,848)
Other comprehensive income	(1,692)	(1,850)
Equity attributable to the owners of the parent	135,781	135,989
Non-controlling interest	–	–
Total equity	135,781	135,989

Non-current liabilities
Loans & borrowings	91,884	92,440
Deferred tax liabilities	5,979	6,226
Deferred income	5,282	4,587
Other non-current liabilities	886	868
Total non-current liabilities	104,031	104,121

Current liabilities
Loans & borrowings	15,814	13,598
Trade payables	17,902	18,667
Tax payables	2,358	2,313
Deferred income	24,776	23,195
Other current liabilities	16,873	15,342

Total current liabilities	77,722	73,115
Total equity and liabilities	317,534	313,225

Consolidated statement of cash flows (Unaudited)

	For the six months ended June 30,
in 000	2019	2018
	€	€
Operating activities
Net (loss) profit for the period	(602)	186
Non-cash and operational adjustments
Depreciation of property, plant & equipment	6,950	5,517
Amortization of intangible assets	2,229	2,498
Share-based payment expense	197	366
Loss (gain) on disposal of property, plant & equipment	134	(90)
Movement in provisions	20	-
Movement reserve for bad debt	(116)	68
Financial income	(171)	(58)
Financial expense	1,232	1,032
Impact of foreign currencies	(288)	111
Share in loss of a joint venture (equity method)	205	244
(Deferred) income taxes	1,126	543
Other	(196)	(164)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(4,466)	(4,147)
Decrease (increase) in inventories	(43)	774
Increase in trade payables and other payables	3,737	5,230
Income tax paid	(1,108)	(1,555)
Net cash flow from operating activities	8,840	11,031

	For the six months ended June 30,
in 000	2019	2018
	€	€
Investing activities
Purchase of property, plant & equipment	(4,827)	(8,588)
Purchase of intangible assets	(1,457)	(583)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	(3)	436
Convertible loan to third party	(2,500)	–
Investments in joint-ventures	–	–
Interest received	-	(2)
Net cash flow used in investing activities	(8,787)	(8,737)

Financing activities
Proceeds from loans & borrowings	3,000	18,770
Repayment of loans & borrowings	(5,818)	(14,074)
Repayment of finance leases	(2,765)	(1,366)
Capital increase	–	207
Interest paid	(934)	(814)
Other financial income (expense)	(292)	(130)
Net cash flow from (used in) financing activities	(6,809)	2,593

Net increase of cash & cash equivalents	(6,756)	4,887
Cash & cash equivalents at beginning of the year	115,506	43,175
Exchange rate differences on cash & cash equivalents	115	657
Cash & cash equivalents at end of the year	108,865	48,719

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In 000	2019	2018	2019	2018
	€	€	€	€

Net profit (loss) for the period	(297)	369	(601)	186

Income taxes	61	42	1,126	543
Financial expenses	313	404	1,509	2,516
Financial income	(123)	(29)	(728)	(1,431)
Share in loss of joint venture	82	141	205	244
Depreciation and amortization	4,649	4,009	9,178	8,538

EBITDA	4,685	4.940	10,691	10,074
Non-cash stock-based compensation expense (1)	(374)	(276)	(196)	(366)
Acquisition-related expenses business combinations	–	–	–	–

ADJUSTED EBITDA	5,059	5,216	10,888	10,440
(1) Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- Dated
	€	€	€	€	€	€

For the three months ended June 30, 2019
Revenues	9,320	14,546	24,550	48,415	(11)	48,404
Segment EBITDA	2,055	2,738	2,835	7,629	(2,571)	5,059

Segment EBITDA %	22.1%	18.8%	11.5%	15.8%

For the three months ended June 30, 2018
Revenues	9,131	12,400	23,387	44,918	158	45,076
Segment EBITDA	2,859	2,124	2,264	7,247	(2,031)	5,216

Segment EBITDA %	31.3%	17.1%	9.7%	16.1%

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- Dated
	€	€	€	€	€	€

For the six months ended June 30, 2019
Revenues	18,670	28,112	48,734	95,515	4	95,519
Segment EBITDA	5,016	4,511	6,530	16,058	(5,170)	10,888

Segment EBITDA %	22.1%	16.0%	13.4%	16.8%

For the six months ended June 30, 2018
Revenues	17,457	24,346	47,019	88,822	153	88,975
Segment EBITDA	5,183	4,184	5,397	14,764	(4,324)	10,440

Segment EBITDA %	29.7%	17.2%	11.5%	16.6%

(1)

Unallocated Revenues consist of occasional one-off sales in our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

(2)	Unallocated Segment EBITDA consists of the added non-cash stock-based compensation expenses that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In 000	2019	2018	2019	2018
	€	€	€	€
Net profit (loss) for the period	(297)	369	(601)	186
Income taxes	61	42	1,126	543
Financial cost	313	404	1,509	2,516
Financial income	(123)	(29)	(728)	(1,431)
Share in loss of joint venture	82	141	205	244
Operating profit	36	928	1,511	2,059
Depreciation and amortization	4,649	4,009	9,178	8,015
Corporate research and development	502	527	1,014	1,044
Corporate headquarter costs	3,108	3,235	5,777	5,700
Other operating income (expense)	(501)	(1,001)	(1,107)	(1,373)
Segment EBITDA	7,629	7,247	16,058	14,764